DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, TX, 78701 www.dlapiper.com Drew Valentine Drew.valentine@us.dlapiper.com T (512) 457-7019

March 27, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Charles Eastman

                  Hugh West

                  Sarah Sidwell

                  Jay Ingram

Re:    Sow Good Inc.

         Registration Statement on Form S-1

         Filed on February 13, 2024

         CIK No. 0001490161

Ladies and Gentlemen:

On behalf of Sow Good Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by comment letters dated March 8, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, which has been provided to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Division of Corporation Finance
March 27, 2024

General

1.

Please tell us whether you will be deemed to be a “controlled company” under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover and in the summary (i) the percent voting power that the controlling stockholder will hold after completion of the offering and (ii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that following the consummation of the offering, the Company will not be a “controlled company” under Nasdaq Listing Rule 5615(c). Based on the Commission’s rules and regulations for determining beneficial ownership, the Registration Statement shows that the Executive Chairman and Chairman of the Board Ira Goldfarb currently beneficially owns 55.5% of the outstanding shares of the Company prior to the offering. Further, our Chief Executive Officer and Interim Chief Financial Officer, and spouse of Ira Goldfarb, Claudia Goldfarb, currently owns 37.2% of the outstanding shares of the Company prior to the offering. However, because the Goldfarbs hold the Company’s securities pursuant to applicable community property laws, 181,901 shares are held in joint tenancy and thereby double-counted on the Principal Stockholders table on page 88 of Amendment No. 1. Additionally, a significant portion of their remaining holdings are in the form of warrants, options (950,000 of which are far out of the money) and convertible securities, such that the Goldfarbs do not, either individually or in the aggregate, currently hold more than 50% of the voting power for the election of the Company’s directors. In fact, the Goldfarbs held approximately 34% of the aggregate voting power as described in the written consent of shareholders dated January 9, 2024 in connection with the Company’s conversion to a Delaware corporation. In addition, the officers, directors and significant stockholders would not collectively be considered a “group” for purposes of Nasdaq Listing Rule 5615(c). No single individual or “group” of Company stockholders has greater than 50% of the voting power for the election of the Company’s directors, nor does the Company expect to be deemed a “controlled” company” under Nasdaq Listing Rule 5615(c) following the offering, and accordingly the Company will not be taking advantage of the controlled company exemptions under the Nasdaq rules.

2.

We note disclosure throughout the registration statement that Sow Good Inc. will be reincorporated to the State of Delaware prior to effectiveness of this prospectus. We also note in your Form 8-K filed on February 22, 2024, that the reincorporation occurred on February 15, 2024. Please update the disclosure through out to indicate the current status of the incorporation of the Company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 5 and 7 of Amendment No. 1.

Division of Corporation Finance
March 27, 2024

Cover Page

3.	Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on the Cover Page of Amendment No. 1.

4.

To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the Cover Page of Amendment No. 1 to indicate that the offering will be contingent upon final approval of its Nasdaq listing.

Summary

Recent Developments, page 5

5.	Please update the disclosure in this section to reflect the finalized financial results for December 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly throughout Amendment No. 1, including in the “Summary Condensed Financial and Other Data” subsection on pages 10-12 and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 47, and the Company has included audited financial statements for the years ended December 31, 2023 and 2022 appended to the Amendment No. 1.

Division of Corporation Finance
March 27, 2024

Non-GAAP Financial Measures, page 12

6.

We note exclude a $1.9 million inventory write-down that occurred during the nine months ended September 30, 2023 to arrive at your non-GAAP measure of Adjusted EBITDA. As it appears this write down was the result of your pivot away from non-candy freeze dried products to better selling candy products, it is not clear to us how you determined this non-GAAP adjustment is appropriate and consistent with the requirements of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although this inventory-write off may be unusual due to its size, based on the nature of this adjustment and your business, it appears to us that risks related to inventory are normal operating expenses that arise in the ordinary course of your business. Please revise to remove this adjustment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not consider this inventory write-off adjustment to arise in the ordinary course of its business, nor does it consider such adjustment to be unusual solely due to its size. Instead, the Company’s pivot from freeze dried health food products to freeze dried candy products is a fundamental change in the Company’s direction that significantly affects the Company’s overall business strategy and impacts numerous aspects of the Company’s operations, including but not limited to, its manufacturing process, identity of suppliers and vendors, the demographics and locations of target end customers, target market penetration, branding, packaging and inventory management strategies. For example, the founders of the Company were previously in the freeze dried pet food business. In their view, the Company’s shift from freeze dried health foods to freeze dried candy is as significant as a hypothetical shift from freeze dried candy products to freeze dried pet food due to the change in every aspect of the Company’s business other than the act of freeze drying. Given the fundamental shift in the nature of the Company’s business, the Company respectfully submits that the inventory write-off is appropriate and helpful to investors in comparing the results of operations of the Company in its current form as a maker of freeze dried candy without the impact of the Company’s prior operations.

Risk Factors

We rely on a small number of suppliers to provide our raw materials for some of our treats, and our supply, page 17

7.

We note your disclosure on page 18 stating that "three key suppliers, Redstone Foods, Albanese and Guangdong accounted for approximately 75% of our total raw material and packaging purchases." Please describe the material terms of your arrangements with suppliers, and file any material contract as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not have any material contracts or formal arrangements with any of these key suppliers. The Company does not have contractual obligations outside of upfront deposits on individual supply orders, and the Company believes it can replace any and all suppliers if needed fairly easily. The Company has revised its disclosure accordingly on page 18 of Amendment No. 1.

Division of Corporation Finance
March 27, 2024

8.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has not experienced any material supply chain disruptions. The replacements for Company’s key suppliers are easily obtainable and the nature of their products are readily available. Therefore, the Company’s ability to source candy from alternative suppliers is vast. Additionally, the Company’s SKU catalog is sufficiently diverse for non-chocolate candies such that any supply chain disruptions that did occur would not have a material impact on the Company’s operations. The Company has revised its disclosure accordingly on page 18 of Amendment No. 1.

Fluctuations in various foods and supply, transportation and shipping costs could adversely affect our operating results., page 21

9.	Please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on page 21 of Amendment No. 1.

Use of Proceeds, page 41

10.

We note your disclosure that you expect to use a portion of the net proceeds to repay outstanding indebtedness. Please revise to disclose in this section the amount of proceeds that you intend to use for repayment of debt. Also, disclose the interest rates and maturity dates of the debt. To the extent the debt was incurred within one year, describe the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on page 41 of Amendment No. 1.

Division of Corporation Finance
March 27, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

11.

We note your use of industry and market data in this section of your prospectus. Please provide us with supplemental support, or in the alternative provide citations that include the names and dates of third party studies or reports, if any, for all statements that utilize industry or market data or relate to your competitive position within your industry. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on page iii of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 60

12.

We note your risk factor disclosure regarding you operations in foreign countries. We also note your disclosure that you have entered into co-manufacturing arrangements in China and Colombia to provide additional freeze drying capacity and are planning to expand your manufacturing facilities in Monterrey, Mexico. Given the significance of your foreign operations, please revise future disclosures to quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the U.S., if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company did not hold any cash in foreign jurisdictions as of December 31, 2023. The Company anticipates that as its foreign operations grow, it will hold more cash in foreign jurisdictions and thereby expose the company to greater currency fluctuation risk than the Company currently experiences. The Company has revised its disclosure accordingly on page 58 of Amendment No. 1.

Division of Corporation Finance
March 27, 2024

Critical Accounting Policies and Estimates

Revenue Recognition, page 65

13.

We note that you sell your product directly to retailers and to wholesale customers. Tell us your consideration for disclosure of disaggregated revenue information based on the types of customers you sell to and/or geographic region. Please refer to ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 1, 47 and 61 of Amendment No. 1, as the Company does not feel the disaggregation of revenue based on the types of customers and/or geographic region to be useful information for investors. In the Company’s view, (i) this information is not material information that the Company uses to make operational decisions and (ii) the market for freeze dried candy is in such a nascent stage and the demand for the Company’s treats is too far beyond the Company’s manufacturing capacity, such that the types of customer to whom the Company sells and the geographic regions in which their products are sold have not solidified in a way where the Company believes the disaggregation of revenue would provide investors with information indicative of the Company’s direction.

Principal Stockholders, page 94

14.

We note in the footnotes to the Principal Stockholders table references to stock options and warrants exercisable within 60 days of September 30, 2023. Please update the current outstanding stock amounts and beneficial ownership table as of the most recent date practicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 88 and 89 of Amendment No. 1.

Shares Eligible for Future Sale, page 99

15.

Disclosure on page 99 indicates "we have been approved to list our common stock listed on the Nasdaq Capital Market." However, elsewhere disclosure indicates that you have applied for Nasdaq listing but not yet been approved. Please revise to fix the inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure accordingly on page 93 of Amendment No. 1.

Exhibits

16.

Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to co-manufacturing contractual agreements and lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not have any formal written co-manufacturing contractual agreements or other material contracts that are required to be filed by Item 601(b)(10) of Regulation S-K as exhibits to the Registration Statement except as included in the exhibit list to Amendment No. 1. To the extent the Company enters into any material contracts prior to effectiveness, the Company will include them in further amendments.

* * * *

Division of Corporation Finance
March 27, 2024

We and the Company appreciate the Staff’s attention to the review of the Draft Registration Statement. Please do not hesitate to contact me at (512) 457-7019, or in my absence Jordyn Giannone at (212) 335-4542, if you have any questions regarding this letter or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ Drew Valentine

Drew Valentine

Partner

DLA Piper (US) LLP

Enclosures

cc:      Ira Goldfarb (Sow Good Inc.)

           Claudia Goldfarb (Sow Good Inc.)

           Jordyn Giannone (DLA Piper LLP (US))